SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 3)

                          Compton Petroleum Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                   204940100
                                 (CUSIP Number)

                        Centennial Energy Partners, L.P.
               575 Lexington Ave., 33rd Fl., New York, NY 10022
                                 (212) 753-5150
                               Attn:  Peter Seldin
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 18, 2009
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G To report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3793743



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		15,709,692


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		15,709,692


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,709,692

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	12.51%


14.  TYPE OF REPORTING PERSON*	PN















CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Hoyt Farm Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3877256



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		7,624,901


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		7,624,901


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,624,901

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.07%


14.  TYPE OF REPORTING PERSON*	PN
















CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Quadrennial Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3883223



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		2,038,235


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		2,038,235


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,038,235

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.62%


14.  TYPE OF REPORTING PERSON*	PN














CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners V, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0438877



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		172,968


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		172,968


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     172,968

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	.14%


14.  TYPE OF REPORTING PERSON*	PN














CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3961810



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		25,545,796


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		25,545,796


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,545,796

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	20.34%


14.  TYPE OF REPORTING PERSON*	OO















CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Peter K. Seldin
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			0


8.   SHARED VOTING POWER		25,545,796


9.   SOLE DISPOSITIVE POWER		0


10.  SHARED DISPOSITIVE POWER		25,545,796


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,545,796

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	20.34%


14.  TYPE OF REPORTING PERSON*	IN















CUSIP No.  	204940100

Item 1.  Name of Issuer.
	The information in Item 1 has not changed since the Amendment 2 to the 13D previously filed by the Reporting Persons on February 28, 2008.


Item 2.  Identity and Background.

     	The information in Item 2 has not changed since the Amendment 2 to the 13D previously filed by the Reporting Persons on February 28, 2008.


Item 3.  Source and Amount of Funds or Other Consideration

         The information in Item 3 has not changed since the Amendment 2 to the 13D previously filed by the Reporting Persons on February 28, 2008.


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to include the following:


      In a press release issued on March 18th, 2009 Compton announced the appointment of Mr. Warren Shimmerlik to the Board of Directors effective February 26, 2009. Mr. Shimmerlik currently acts as an independent consultant to the Reporting Persons.


Item 5.  Interest in Securities of the Issuer.

	Item 5(a) is hereby amended and restated to read as follows:


	(a)As of the date hereof, (i) Energy owns beneficially 15,709,692 shares of the Common Stock, constituting approximately 12.51% of the shares outstanding, (ii) Hoyt Farm owns beneficially 7,624,901 shares of the Common Stock, constituting approximately 6.07% of the shares outstanding,
iii) Quadrennial owns beneficially 2,038,235 shares of the Common Stock, constituting approximately 1.62% of the shares outstanding, iv) Centennial
V owns beneficially 172,968 shares of the Common Stock, constituting approximately .14% of the shares outstanding, (v) Centennial LLC owns beneficially 25,545,796 shares of the Common Stock, representing the shares held by each of the entities named in (i) through (iv) above, and (vi) Peter K. Seldin owns beneficially 25,545,796 shares of the Common Stock, representing shares owned the entity named in (v) above.
In the aggregate, the Reporting Persons beneficially own a total of 25,545,796 shares of Common Stock, constituting approximately 20.34% of the shares outstanding. The percentages used herein are based upon 125,573,451 outstanding shares of Common Stock as of March 23, 2009 as reported in the Companys Annual Information Form for the year ended December 31, 2008.

     The information in Items 5(b), (c) and (d) has not changed since the Amendment 2 to the 13D previously filed by the Reporting Persons on February 28, 2008.









CUSIP No.  	204940100



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	The information in Item 6 has not changed since the Amendment 2 to the 13D previously filed by the Reporting Persons on February 28, 2008.


Item 7.  Material to be Filed as Exhibits.

	Exhibit A: Agreement between the Reporting Persons to file jointly





















































                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 26, 2009


Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin				Managing Member
	Centennial Energy Partners, L.L.C.
      General Partner

Hoyt Farm Partners, L.P.			By: /s/ Peter K. Seldin
 								Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner

























                                   EXHIBIT A
                                   AGREEMENT

	The undersigned agree that this Amendment 3 to Schedule 13D dated March 26, 2009 relating to the Common Stock of Compton Petroleum shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin				Managing Member
	Centennial Energy Partners, L.L.C.
      General Partner

Hoyt Farm Partners, L.P.			By: /s/ Peter K. Seldin
					                Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner

Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner